Mr. Glen Ceremony
Chief Financial Officer
Travelzoo Inc.
590 Madison Avenue, 37th Floor
New York, NY 10022

November 21, 2013

Jan Woo
Division of Corporation Finance
United States Securities Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-7410

Re: Travelzoo Inc.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 11, 2013
File No. 000-50171

Dear Jan Woo:

We are writing in response to the comments we received from you by letter dated November 7, 2013, regarding the above-referenced filings of Travelzoo Inc. (the “Company”, “we” or “Travelzoo”). For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

Item 11. Executive Compensation, page 5

1.
Please clarify the discussion of the quarterly targets that were met under the performance bonus plan for each of your named executive officers in future filings. For example, it is unclear why you state that the quarterly targets for Christopher Loughlin were not met in 2012 but “certain targets for the fourth” of 2012 were met for Glen Ceremony when it appears that the 2012 performance bonuses for both officers were based on the same criteria. As another example, it is unclear which quarterly targets for North America were met in the third and fourth quarters of 2012 by Shirley Tafoya and whether Mark Webb met any of his quarterly performance targets.

Response

As requested, in future filings, we will clarify the discussion of the quarterly targets that were met under the performance bonus plan for each of our named executive officers.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 14

2.
Please ensure that you disclose all the shares that each person listed in the table on page 14 has the right to acquire within 60 days. In this regard, we note that you did not disclose the vested options held by Glen

Jan Woo
November 21, 2013

Ceremony, Christopher Loughlin and Shirley Tafoya, which you disclose in the definitive proxy statement filed on July 25, 2013. See Item 403(b) of Regulation S-K.

Response

As requested, in future filings, we will ensure that we disclose all the shares that each person listed in the table on page 14 has the right to acquire within 60 days.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 17

3.
It appears that you should disclose your relationship with Azzurro Capital Inc. as a related party transaction and discuss the fees received under the Hosting Agreement and Referral Agreement pursuant to Item 404 of Regulation S-K. Please advise.

Response

We have disclosed the relationship of Azzurro Capital Inc. and our Board member Ralph Bartel as well as the Hosting Agreement and Referral Agreement in the footnotes 10 of our financial statements included in our Form 10-K. In addition, the fees were received in the ordinary course of business through an on-going previously disclosed and publicly filed Hosting Agreement and Referral Agreement. We also note that these fees are not material and represent less than 5% of Azzurro Capital Inc. total expenses.

Nonetheless, as requested, we will provide additional disclosure regarding the fees received from the publicly filed Hosting Agreement and Referral Agreement in Item 13 in our next Form 10-K.

The Company hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filings; (2) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 316-6905 or by email gceremony@travelzoo.com with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Glen Ceremony

Glen Ceremony
Chief Financial Officer